

August 30, 2010

Via U.S. mail

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

> **RE:** **Shawcore Development Corp.**
> **Amendment No. 6 to Form S-1**
> **Filed August 16, 2010**
> **File No. 333-162461**

Dear Mr. Burkinshaw:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note that Public Financial Services LLC operates a website that, among other things, spotlights your initial public offering and business plan. Please supplementally advise us as to whether Public Financial Services LLC or any of its affiliates should be considered a promoter, as such term is defined by Rule 405 of Regulation C and applicable case law, or assisted in the offering in any way. If so, please provide in your filing the disclosure required by Items 401(g) and 404(c) of Regulation S-K. Please note that we may have further comments upon reviewing your response.

<u>Risk Factors, page 5</u>

<u>If we do not obtain additional financing…, page 5</u>

2. We note your disclosure of cash on hand of $1,402 and accumulated deficit of $24,397 as of March 31, 2010. However, it appears that this date should be May 31, 2010 based on the unaudited financial statements provided. Please ensure the dates referenced are correct here and throughout the Form S-1.

Plan of Operation, page 24

3. Please include a discussion and analysis of your results of operations and liquidity for the nine-months ended May 31, 2010, in addition to the period September 25, 2008 to August 31, 2009.

Unaudited Financial Statements for the Nine-Months Ended May 31, 2010

4. Please update the inception to date financial information presented in the statements of operations for the activity that occurred in the three months ended May 31, 2010.

5. Please include the disclosures required by ASC 855-10-50 through the date of your next amendment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)